Exhibit 99.1

September 14, 2016

Mrs. Maïlys Ferrere
Bpifrance Participations

27-31, avenue du Général Leclerc

94710 Maison-Alfort Cedex

In the event Sequans Communications (the “Company”) raises capital through a share issue in which Bpifrance Participations S.A. (“Bpifrance”) participates (the “Transaction”), I, Georges Karam, hereby commit as founding shareholder and Chairman and CEO of the Company, to propose and support the appointment or co-optation of Bpifrance, represented by Maïlys Ferrere as its permanent representative, as a director within the board of directors of the Company. More generally, I hereby undertake to make my best efforts, including to use my voting right as Chairman of the board of directors and as shareholder, to ensure that Bpifrance, represented by Maïlys Ferrere, shall be effectively appointed or co-opted as a director of the Company, at the latest during the first ordinary shareholders’ general meeting of the Company scheduled following completion of the Transaction.  I also commit to propose and support the renewal of the mandate of Bpifrance when such mandate will expire, under the condition that Bpifrance or its affiliates continues to hold a minimum of 5% of the share capital and voting rights of the Company at that time. This commitment supersedes and replaces our earlier agreement dated November 20, 2013, paragraph 1, pursuant to which I agreed to support the appointment of Yves Maitre as a director of the Company.

/s/ Georges KARAM
Mr. Georges Karam
Chief Executive Officer

SEQUANS Communications – Société Anonyme au capital de 1.184.976,98 €

RCS Nanterre – SIRET 45024967700037

Les Portes de la Défense – 15-55 boulevard Charles de Gaulle – 92700 Colombes

Tel : +33 (0)1 70 72 16 00 – Fax : +33 (0)1 70 72 16 09